UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: April 11, 2023

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791 ext. 7803

(Issuer’s telephone number, including area code)

Item 3(a). Material Modification to Rights of Securityholders

Worthy Property Bonds, Inc. (the “Company”) has created a Worthy Property Bond Rewards Program (the “Bond Rewards Program”) to provide investors who meet certain eligibility criteria the opportunity to receive free Worthy Property Bonds as a thank you for registering on the Worthy app, becoming an investor, being an investor, or for taking an action to support the company (a “Reward Bond”). The Company has initially reserved 25,000 Reward Bonds for issuance under the Bond Rewards Program, though that number may change in the Company’s discretion. The investor offers will be initially presented to individuals from time to time via email, through our app and/or social media channels, in person at events and/or through our marketing partners when investors take actions to help support the Company. For example, these actions could include, but are not limited to: attending Worthy events, participating in educational events, sharing and creating Worthy content, engaging with our social media posts, providing feedback on proposed value-add products or services to our investor community or for joining Worthy through one of our marketing partners. The offer presented to an individual will specify the eligibility criteria, the number of Worthy Property Bonds subject to the award and any other terms or restrictions of the award if different from those specified in our offering circular. Issuance of Reward Bonds will be fulfilled through Worthy Property Bonds issued under the offering. The Company will generally process a Reward Bond for an investor and deposit the Worthy Property Bonds issued pursuant to the Bond Rewards Program in such investor’s account within 15 days following the date of the qualifying investment or action. An eligible investor will find his or her specific offer communication in his or her account on the Worthy App.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

April 11, 2023	By:	/s/ Dara Albright
Dara Albright Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

April 11, 2023	By:	/s/ Dara Albright
Dara Albright President, Chief Executive Officer, Chief Marketing Officer and Director

April 11, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director

April 11, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Treasurer (Chief Financial Officer), Secretary and Director